Exhibit 99.1

Windstream Holdings II, LLC

WINDSTREAM HOLDINGS II, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended March 31,
(Millions, except per unit amounts)	2025	2024
Revenues and sales:
Service revenues	$880.0	$976.7
Sales revenues	9.8	23.9
Total revenues and sales	889.8	1,000.6
Costs and expenses:
Cost of services (exclusive of depreciation and amortization included below)	552.9	590.1
Cost of sales	10.5	16.4
Selling, general and administrative	151.3	173.5
Depreciation and amortization	186.7	207.7
Net gain on asset retirements and dispositions	(28.6)	(21.7)
Gain on sale of operating assets	(25.8)	(103.2)
Merger expenses	3.2	4.7
Total costs and expenses	850.2	867.5
Operating income	39.6	133.1
Other income, net	4.0	0.7
Interest expense	(58.2)	(53.6)
(Loss) income before income taxes	(14.6)	80.2
Income tax expense	(2.2)	(20.5)
Net (loss) income	$(16.8)	$59.7
(Loss) earnings per unit:
Basic	$(0.19)	$0.65
Diluted	$(0.19)	$0.65
Weighted average units outstanding:
Basic	90.6	90.6
Diluted	90.6	90.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

	Three Months Ended March 31,
(Millions)	2025	2024
Net (loss) income	$(16.8)	$59.7
Other comprehensive (loss) income:
Designated interest rate swaps:
Change in fair value in the period	(2.8)	6.9
Net unrealized gains included in interest expense	(1.0)	(1.7)
De-designated interest rate swaps:
Amortization of net unrealized gain	(1.4)	(1.9)
	(5.2)	3.3
Income tax benefit (expense)	1.3	(0.8)
Change in interest rate swaps	(3.9)	2.5
Postretirement plan:
Amounts included in net periodic benefit cost:
Amortization of net actuarial gains	(0.2)	(0.2)
Amortization of prior service credits	(0.2)	(0.2)
	(0.4)	(0.4)
Income tax benefit	0.2	0.1
Change in postretirement plan	(0.2)	(0.3)
Other comprehensive (loss) income	(4.1)	2.2
Comprehensive (loss) income	$(20.9)	$61.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Millions, except number of common units)	March 31, 2025	December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	$369.6	$349.0
Restricted cash	5.3	5.3
Accounts receivable, net of allowance for credit losses of $21.0 and $20.7, respectively	314.0	310.1
Inventories	129.2	136.8
Prepaid expenses	147.2	130.6
Other current assets	194.6	190.1
Total current assets	1,159.9	1,121.9
Intangible assets, net	241.5	245.9
Property, plant and equipment, net	3,700.7	3,812.6
Operating lease right-of-use assets	3,205.5	3,287.9
Other assets	97.9	96.4
Total Assets	$8,405.5	$8,564.7
Liabilities and Equity
Current Liabilities:
Current portion of operating lease obligations	$562.9	$527.2
Accounts payable	148.2	183.5
Advance payments	132.7	137.6
Accrued taxes	45.6	52.3
Accrued interest	89.4	44.1
Other current liabilities	392.4	447.4
Total current liabilities	1,371.2	1,392.1
Long-term debt	2,672.7	2,672.0
Long-term operating lease obligations	2,950.8	3,053.6
Deferred income taxes	163.8	166.2
Other liabilities	358.4	371.3
Total liabilities	7,516.9	7,655.2
Commitments and Contingencies (See Note 12)
Equity:
Common units, 90,598,704 issued and outstanding	1,463.0	1,463.0
Additional paid-in-capital	6.8	6.8
Accumulated other comprehensive income	9.7	13.8
Accumulated deficit	(590.9)	(574.1)
Total equity	888.6	909.5
Total Liabilities and Equity	$8,405.5	$8,564.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Millions)	2025	2024
Cash Flows from Operating Activities:
Net (loss) income	$(16.8)	$59.7
Adjustments to reconcile net (loss) income to net cash provided from operations:
Depreciation and amortization	186.7	207.7
Gain on sale of operating assets	(25.8)	(103.2)
Net gain on asset retirements and dispositions	(28.6)	(21.7)
Provision for estimated credit losses	6.8	10.7
Deferred income taxes	(1.0)	18.3
Other, net	5.9	3.5
Changes in operating assets and liabilities, net
Accounts receivable	(10.7)	6.8
Inventories	4.4	5.9
Prepaid expenses	(16.6)	(14.4)
Other current assets	2.8	(82.2)
Other assets	(2.8)	(1.8)
Accounts payable	(26.4)	(27.4)
Advance payments	(4.9)	(16.2)
Accrued interest	45.4	(25.9)
Accrued taxes	(6.6)	(0.6)
Other current liabilities	(66.9)	40.8
Other liabilities	(0.6)	0.4
Operating lease assets and lease obligations	15.3	16.9
Other, net	3.3	7.1
Net cash provided from operating activities	62.9	84.4
Cash Flows from Investing Activities:
Capital expenditures	(227.7)	(245.9)
Uniti funding of growth capital expenditures	175.0	131.3
Capital expenditures funded by government grants	(20.1)	(30.0)
Grant funds received for broadband expansion	9.9	21.1
Proceeds from sale of operating assets	25.8	103.5
Proceeds from liquidation of non-marketable investment	—	9.2
Other, net	—	0.8
Net cash used in investing activities	(37.1)	(10.0)
Cash Flows from Financing Activities:
Proceeds of debt issuances	—	215.0
Repayments of debt	—	(216.9)
Debt issuance costs	(2.1)	—
Payments under finance leases	(2.9)	(4.3)
Other, net	(0.2)	(0.6)
Net cash used in financing activities	(5.2)	(6.8)
Net increase in cash, cash equivalents and restricted cash	20.6	67.6
Cash, Cash Equivalents and Restricted Cash:
Beginning of period	354.3	50.2
End of period	$374.9	$117.8
Supplemental Cash Flow Disclosures:
Interest paid, net of interest capitalized	$12.2	$79.2
Income taxes refunded, net	$(0.1)	$(0.5)
Right-of-use assets obtained in exchange for operating lease obligations	$60.5	$57.0
Change in accounts payable and other current liabilities for purchases of property and equipment	$7.8	$(24.1)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY (UNAUDITED)

(Millions)	Equity Units	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance at December 31, 2024	$1,463.0	$6.8	$13.8	$(574.1)	$909.5
Net loss	—	—	—	(16.8)	(16.8)
Other comprehensive loss, net of tax:
Change in postretirement plan	—	—	(0.2)	—	(0.2)
Change in designated interest rate swaps	—	—	(2.8)	—	(2.8)
Amortization of net gains on de-designated interest rate swaps	—	—	(1.1)	—	(1.1)
Comprehensive loss			(4.1)	(16.8)	(20.9)
Balance at March 31, 2025	$1,463.0	$6.8	$9.7	$(590.9)	$888.6

(Millions)	Equity Units	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance at December 31, 2023	$1,463.0	$22.8	$18.9	$(362.9)	$1,141.8
Net income	—	—	—	59.7	59.7
Other comprehensive income, net of tax:
Change in postretirement plan	—	—	(0.3)	—	(0.3)
Change in designated interest rate swaps	—	—	4.0	—	4.0
Amortization of net gains on de-designated interest rate swap	—	—	(1.5)	—	(1.5)
Comprehensive income	—	—	2.2	59.7	61.9
Equity-based compensation	—	1.4	—	—	1.4
Taxes withheld on vested and settled restricted common units	—	(0.5)	—	—	(0.5)
Balance at March 31, 2024	$1,463.0	$23.7	$21.1	$(303.2)	$1,204.6

The accompanying notes are an integral part of these condensed consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Preparation of Interim Financial Statements:

Organizational Structure — Windstream Holdings II, LLC (“Holdings”), a Delaware limited liability company, together with its consolidated subsidiaries, (collectively, “Windstream,” “the Company,” “we,” or “our”), is a privately held company with no publicly registered debt or equity securities. Windstream Services, LLC (“Services” or the “Borrower”) is a wholly owned subsidiary of Holdings.

Description of Business — Windstream’s quality-first approach connects customers to new opportunities and possibilities by leveraging its nationwide network to deliver a full suite of advanced communications services. We provide fiber-based broadband to residential and business customers in eighteen states, managed cloud communications and security services for large enterprises and government entities across the United States of America (“U.S.”), and tailored waves and transport solutions for carriers, content providers and large cloud computing and storage service providers in the U.S. and Canada. Our operations are organized into three business segments: Kinetic, Managed Services and Wholesale. The Kinetic segment serves consumer and business customers in markets in which we are the incumbent local exchange carrier (“ILEC”) and provides services over network facilities operated by us. Managed Services and Wholesale segments serve business and wholesale customers in markets in which we are a competitive local exchange carrier (“CLEC”) and provide services over network facilities primarily leased from other carriers. As further discussed in Note 10, effective January 1, 2025, we completed certain changes to our previous business segment structure to improve the alignment of customers and service offerings within our ILEC and CLEC markets, and we also changed the name of our former Enterprise segment for business segment reporting purposes to Managed Services.

See Notes 5 and 10 for additional information regarding the Company’s business segments.

Basis of Presentation — The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated, as applicable. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) have been condensed or omitted consistent with the interim reporting requirements of a public business entity and the Company’s debt agreements. The accompanying unaudited condensed consolidated balance sheet as of December 31, 2024 was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. In the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair statement of the Company’s results of operations for, and financial condition as of the end of, the interim periods have been made in the preparation of the accompanying unaudited condensed consolidated financial statements. The results for the interim periods are not necessarily indicative of results for the full year. For a more complete discussion of significant accounting policies and certain other information, this report should be read in conjunction with the Company’s 2024 annual audited financial statements issued on March 3, 2025.

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying unaudited condensed consolidated financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the condensed consolidated financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying unaudited condensed consolidated financial statements, and such differences could be material.

Certain prior year amounts have been reclassified to conform to the current year financial statement presentation. These reclassifications did not impact previously reported net income or comprehensive income.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Preparation of Interim Financial Statements, Continued:

Lessor Arrangements — Certain service offerings to customers include equipment leases. The Company also leases its network facilities to other service providers and enters into arrangements with third parties to lease unused or underutilized portions of its network. These leases meet the criteria for operating lease classification. Operating lease income was $35.1 million and $36.6 million for the three-month periods ended March 31, 2025 and 2024, respectively, and is included in service revenues in the condensed consolidated statements of operations.

Periodically, the Company enters into indefeasible right of use (“IRU”) arrangements that grant exclusive access to and unrestricted use of specific dark fiber assets and for which the terms of the arrangements are for a major part of the assets’ remaining economic life. These IRU arrangements meet the criteria for sales-type lease classification. There were no fiber sales during the first quarter of 2025. Comparatively, during the three-month period ended March 31, 2024, the Company recognized sales revenue of $16.0 million, cost of sales of $7.6 million and gross profit of $8.4 million related to these IRU arrangements.

Government Assistance — The Company receives federal and state governmental assistance in the form of subsidies and grants for either the construction of long-lived assets used in providing broadband service or to help offset the high cost of providing service to rural markets. In absence of specific U.S. GAAP related to the accounting for government grants applicable to for-profit entities, the Company considered the application of other authoritative accounting guidance by analogy and concluded that International Accounting Standard 20 — Accounting for Government Grants and Disclosures of Government Assistance (“IAS 20”) was the most appropriate authoritative guidance for recording and classifying federal and state governmental assistance received by the Company.

Under IAS 20, the accounting for government grants should be based on the nature of the expenditures which the grant is intended to compensate and should be recognized when there is reasonable assurance that the Company has met the requirements of the applicable program and there is reasonable assurance that the funding will be received. Grants that compensate Windstream for the cost of acquiring or constructing long-lived assets are recognized as a reduction in the cost of the related asset. If Windstream receives the grant funding upfront in advance of completing the related construction project, the Company establishes a liability for the portion of the grant funds received but not yet spent. The liability is then relieved on a pro rata basis as construction occurs and capital expenditures are incurred. Included in other current liabilities were $2.7 million and $3.3 million as of March 31, 2025 and December 31, 2024, respectively, for funding received but not yet spent. Conversely, if Windstream incurs capital expenditures prior to receiving the grant funds, the Company records a receivable equal to the amount of capital expenditures incurred to be funded by the grant. Included in other current assets were $72.9 million and $63.3 million as of March 31, 2025 and December 31, 2024, respectively, for funding not yet received.

Gain on Sale of Operating Assets — In March 2024, the Company sold certain of its unused IPv4 addresses for $104.3 million and received $103.5 million in cash, net of broker fees. Including other transaction-related expenses, the Company recognized a pretax gain of $103.2 million from the sale. In February 2025, the Company completed the sale of additional unused IPv4 addresses and received $25.8 million in proceeds, net of broker fees. In connection with this sale, the Company recognized a pretax gain equal to the amount of the proceeds received.

Net Gain on Asset Retirements and Dispositions — In conjunction with the Company’s ongoing initiatives to migrate substantially all of its CLEC customers from time-division multiplexing (“TDM”) network equipment to newer technologies, replace existing ILEC copper cable with fiber optic cable, and reduce the number of leased colocation sites, the Company retired certain property, plant and equipment, primarily consisting of TDM equipment and copper cable. Upon retirement, the Company wrote-off the remaining net book value of the related assets and recorded pretax losses totaling $4.0 million and $1.8 million for the three-month periods ended March 31, 2025 and 2024, respectively. On an aggregate basis, the Company realized pretax net losses (gains) from the disposal of vehicles and other assets of $0.7 million and $(0.3) million for the three-month periods ended March 31, 2025 and 2024.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Preparation of Interim Financial Statements, Continued:

Windstream has received and expects to receive funds for capital expenditures to expand the availability and affordability of residential broadband service via direct grants or through the formation of public private partnerships. These funds are accounted for as a reduction of the gross cost of the related capital expenditures. Under the master lease agreements, Uniti Group, Inc. (“Uniti”) reimburses Windstream for growth capital improvements (“GCIs”) on a gross basis. GCIs initially funded by Windstream and for which reimbursement from Uniti has been requested, but not yet received are reflected as tenant capital improvements (“TCIs”) in property, plant and equipment, net and become the property of Uniti when placed in service. When reimbursements for GCIs are received from Uniti, the related TCIs are derecognized and become leased assets under the master lease agreements. Differences in the amount of the GCI reimbursements and the carrying value of the TCIs are recognized as gains. During the three-month periods ended March 31, 2025 and 2024, the Company recorded pretax gains related to GCI reimbursements that exceeded the carrying value of TCIs at the time of reimbursement of $33.3 million and $23.2 million, respectively.

Provision for Income Taxes — During the first quarter of 2025, the Company recognized income tax expense of $2.2 million, as compared to income tax expense of $20.5 million for the same period in 2024. The income tax expense recorded in the first quarter of 2025 reflected the loss before taxes offset by non-discrete tax expense of $4.6 million related to the increase in the valuation allowance for nondeductible interest expense, discrete tax expense of $0.8 million for nondeductible expenses associated with the Merger, and discrete tax expense of $6.4 million related to the sale of the IPv4 addresses. Comparatively, the income tax expense recorded in the three-month period ended March 31, 2024 primarily reflected discrete tax expense of $25.6 million related to the sale of the IPv4 addresses. Inclusive of the non-discrete and the discrete items, our effective tax rate was (15.1) percent for the three-month period ended March 31, 2025, as compared to 25.6 percent in the same period in 2024.

Recently Issued Authoritative Guidance

Income Taxes — In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures (“ASU 2023-09”). The standard intends to improve transparency about income tax information primarily through changes to the tax rate reconciliation and income taxes paid disclosures. ASU 2023-09 will require entities on an annual basis to disclose a tabular rate reconciliation using both percentages and dollar amounts that includes specific categories of reconciling items and to provide additional information for reconciling items that meet a specified quantitative threshold. ASU 2023-09 also requires entities to disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign jurisdictions and for individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, which is January 1, 2025 for the Company, with early adoption permitted. The amendments in ASU 2023-09 are to be applied on a prospective basis, although retrospective application is permitted. The Company is currently in the process of evaluating the impacts of this guidance to the income tax disclosures included within its consolidated financial statements.

Disaggregation of Expenses — In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220) - Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires public business entities to provide more detailed disclosure in the notes to the financial statements of certain categories of expenses, such as purchases of inventory, employee compensation, depreciation, and intangible asset amortization, that are components of existing captions presented on the face of the statement of operations. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments in ASU 2024-03 may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its financial statement presentation and disclosures.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Debt:

Debt was as follows:

(Millions)	March 31, 2025	December 31, 2024
Issued by Services:
Senior secured 2024 term loan - variable rate, due October 1, 2031	$500.0	$500.0
Senior first lien notes - 8.250%, due October 1, 2031	2,200.0	2,200.0
Senior secured revolving credit facility - variable rate, due January 23, 2027	—	—
Unamortized net premium on long-term debt (a)	29.2	30.1
Unamortized debt issuance costs (a)	(56.5)	(58.1)
	2,672.7	2,672.0
Less current portion	—	—
Total long-term debt	$2,672.7	$2,672.0

(a)       Amounts are amortized using the interest method over the life of the related debt instrument.

Refinancing Transactions — In October and December 2024, Services and Windstream Escrow Finance Corp. (collectively, the “Co-Issuers”), each a subsidiary of Windstream, completed refinancing transactions which included the issuance of $2.2 billion of 8.250 percent senior first lien senior first lien notes due October 1, 2031 (the “2031 Notes”), as well as a new $500.0 million first lien term loan (the “2024 Term Loan”), also maturing on October 1, 2031. Net proceeds from the debt issuances were used to fully repay borrowings outstanding under the Credit Agreement consisting of a $706.0 million secured first lien term loan facility (the “Term Loan”) and a $250.0 million super senior incremental term loan (“Incremental Term Loan”), both of which were due in 2027, and to fully repay $1.4 billion aggregate principal 7.750 percent senior first lien notes due August 15, 2028 (the “2028 Notes”). The remaining net proceeds will be used for general corporate purposes to invest in the Company’s network and other capital expenditures.

The 2031 Notes are guaranteed on a senior secured basis by certain of the Co-Issuers’ direct and indirect wholly-owned domestic subsidiaries. The indenture governing the 2031 Notes contains provisions that allow for the collapse of Uniti’s and Windstream’s separate debt silos (the “Post-Closing Reorganization”) upon the closing of the anticipated merger between Uniti and Windstream (“the Merger”). The 2031 Notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. As such, the 2031 Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

The 2024 Term Loan matures on October 1, 2031, and bears interest based on a floating rate plus a margin (which at Services’ election, may be the base rate plus 3.750 percent or the adjusted term Secured Overnight Financing Rate (“SOFR”) rate plus 4.75 percent (as defined in the Credit Agreement), with a floor for the adjusted term SOFR rate of 0.0 percent). For the three months ended March 31, 2025, the variable interest rate on the 2024 Term Loan ranged from 9.16 percent to 9.21 percent, and the weighted average rate on amounts outstanding on the 2024 Term Loan was 9.18 percent.

Upon completion of the above refinancing transactions, all outstanding indebtedness of Windstream permit the Post-Closing Reorganization, and as of March 31, 2025, there are no maturities of long-term debt prior to October 1, 2031.

Credit Agreement — Pursuant to the Credit Agreement, by and between the Borrower, Holdings, JPMorgan Chase Bank, N.A., as Administrative and Collateral Agent, and Lender Parties, dated September 21, 2020 (the “Credit Agreement”), the Borrower has access to a “first out” senior secured revolving credit facility in an aggregate committed amount of up to $475.0 million, which matures on January 23, 2027. The proceeds of loans extended under the credit facilities may be used (i) for working capital and other general corporate purposes (ii) to pay transaction costs, professional fees and other obligations and expenses incurred in connection with the credit facilities, and (iii) for permitted acquisitions, capital expenditures and transaction costs.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Debt, Continued:

Loans under the amended senior secured revolving credit facility will bear interest, at the option of the Borrower, at a rate equal to SOFR plus a 0.10 percent credit spread adjustment with a floor of 1.00 percent plus a margin of 3.25 percent per annum or a base rate plus 2.25 percent subject to two step downs of 25 basis points each based on the achievement of certain first lien secured leverage ratios.

During the first quarter of 2025, there were no new borrowings under the senior secured revolving credit facility. Comparatively, during the three months ended March 31, 2024, Services borrowed $215.0 million under the senior secured revolving credit facility and repaid all of these borrowings by the end of the period. Considering letters of credit of $188.3 million, the amount available for borrowing under the senior secured revolving credit facility was $286.7 million as of March 31, 2025.

During the three-month period ended March 31, 2024, the variable interest rate on borrowings outstanding under the senior secured revolving credit facility ranged from 10.50 percent to 10.75 percent, and the weighted average rate on amounts outstanding was 10.74 percent, respectively.

Prior to their repayments during the fourth quarter of 2024 discussed above, the variable interest rate on the Incremental Term Loan ranged from 9.43 percent to 9.46 percent, and the weighted average rate on amounts outstanding was 9.44 percent for the three-month period ended March 31, 2024, while the variable interest rate on the Term Loan ranged from 11.68 percent to 11.71 percent, and the weighted average rate on amounts outstanding on the Term Loan was 11.69 percent for the three-month period ended March 31, 2024.

Debt Covenants and Compliance

The amended Credit Agreement includes usual and customary negative covenants for loan agreements of this type, including covenants limiting Borrower and its restricted subsidiaries’ (other than certain covenants therein which are limited to subsidiary guarantors) ability to, among other things, incur additional indebtedness, create liens on assets, make investments, loans or advances, engage in mergers, consolidations, sales of assets and acquisitions, pay dividends and distributions and make payments in respect of certain material payment subordinated indebtedness, in each case subject to customary exceptions for loan agreements of this type. The amended Credit Agreement also includes certain customary representations and warranties, affirmative covenants and events of default, including, but not limited to, payment defaults, breaches of representations and warranties, covenant defaults, certain events under Employee Retirement Income Security Act (“ERISA”), unstayed judgments in favor of a third party involving an aggregate liability in excess of a certain threshold, change of control, specified governmental actions having a material adverse effect or condemnation or damage to a material portion of the collateral.

The terms of the Amended Credit Agreement and indenture for the 2031 Notes include customary covenants that, among other things, require the Company to maintain certain financial ratios and restrict its ability to incur additional indebtedness. These financial ratios include a maximum leverage ratio of 3.25 to 1.0 and a maximum first lien secured leverage ratio of 2.25 to 1.0 for the Amended Credit Agreement. For the indenture for the 2031 Notes, these financial ratios include a maximum leverage ratio of 3.50 to 1.0 and a maximum first lien secured leverage ratio of 2.25 to 1.0. As of March 31, 2025, the Company was in compliance with all of its debt covenants.

As legally structured, the Merger will not trigger a change in control under the amended Credit Agreement or the 2031 Notes Indenture, and accordingly, will not affect the Company’s compliance with its debt covenants (see Note 11 for further discussion of the Merger).

Certain properties of the Company are pledged as collateral to secure long-term debt obligations of Services. The obligations under Services’ senior secured credit facility and indenture governing the 2031 Notes are secured by liens on all of the personal property assets and the related operations of the Company’s subsidiaries who are guarantors of the senior secured credit facility and 2031 Notes.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Debt, Continued:

Interest Expense

Interest expense was as follows:

	Three Months Ended March 31,
(Millions)	2025	2024
Interest expense - long-term debt	$60.1	$59.9
Interest expense - finance leases and other	3.2	2.4
Effects of interest rate swaps	(2.4)	(3.6)
Less capitalized interest expense	(2.7)	(5.1)
Total interest expense	$58.2	$53.6

3.  Derivatives:

Set forth below is information related to interest rate swap agreements:

(Millions)	March 31, 2025	December 31, 2024
Designated portion, measured at fair value:
Other current assets	$5.4	$7.7
Other current liabilities	$0.5	$0.1
Other liabilities	$4.2	$1.5
Accumulated other comprehensive income	$0.1	$3.9
De-designated portion, unamortized value
Accumulated other comprehensive income	$1.4	$2.8

Changes in derivative instruments were as follows for the three-month periods ended March 31:

(Millions)	2025	2024
Designated interest rate swaps:
Changes in fair value, net of tax	$(2.1)	$5.2
Reclassification of unrealized gains, net of tax	$(0.7)	$(1.3)
De-designated interest rate swaps:
Reclassification of net unrealized gains, net of tax	$(1.1)	$(1.4)

As of March 31, 2025, the Company expects to recognize net gains of $2.9 million, net of taxes, in interest expense during the next twelve months for interest settlements related to its interest rate swap agreements.

Derivative instruments are accounted for in accordance with authoritative guidance for recognition, measurement and disclosures about derivative instruments and hedging activities, including when a derivative or other financial instrument can be designated as a hedge. This guidance requires recognition of all derivative instruments at fair value as either assets or liabilities, depending on the rights or obligations under the related contracts, and accounting for the changes in fair value based on whether the derivative has been designated as, qualifies as and is effective as a hedge. Changes in fair value of cash flow hedges are recorded as a component of other comprehensive (loss) income in the current period. In the event a cash flow hedge is no longer highly effective, it will be de-designated and changes in fair value will be recognized in earnings in the current period.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. Derivatives, Continued:

Services enters into interest rate swap agreements to mitigate its exposure to the variability in cash flows on a portion of its floating-rate debt, consisting of the $500.0 million 2024 Term Loan and borrowings under the senior secured revolving credit facility. As of March 31, 2025 and December 31, 2024, Services was party to two pay fixed, receive variable interest rate swap agreements with the same bank counterparty. The variable rate received resets on the first day of the floating rate calculation period specified in the respective interest rate swap agreements. Services has designated both swaps as cash flow hedges of the interest rate risk inherent in borrowings outstanding under the Credit Agreement due to changes in the benchmark interest rate.

The first swap has a notional value of $300.0 million matures on October 31, 2025, and the variable rate received was the one-month U.S. Dollar Secured Overnight Financing Rate fallback rate (“USD-SOFR”) rate (not subject to a floor). In May 2023, Services amended the interest rate swap agreement which changed the fixed interest rate paid to 1.1422 percent.

The second swap was initially entered into by Services effective October 31, 2023, and had a notional value of $200.0 million and matured on October 31, 2026. The fixed rate paid was 4.7030 percent and the variable rate received was the one-month USD-SOFR rate (not subject to a floor).

In conjunction with the October 2024 debt refinancing transactions discussed in Note 2, on October 7, 2024, Services extended the maturity of the $200.0 million pay fixed, receive variable interest rate swap agreement from October 31, 2026 to October 31, 2029. In completing this blend and extend transaction, the fixed rate paid decreased from 4.7030 percent to 4.1730 percent. The variable rate received and notional value of the amended swap were the same as the original swap.

As a result of the May 2023 and October 2024 transactions, Services discontinued hedge accounting for the original swaps. Because Windstream concluded that it was probable that the original hedged transactions (future interest payments) would still occur, the risk of the variability of future cash flows was not eliminated upon discontinuation of hedge accounting. Accordingly, unrealized gains and losses deferred in accumulated other comprehensive income related to the discontinued hedging relationships were frozen and are being amortized from accumulated other comprehensive income to interest expense on a straight-line basis over the remaining contractual term of the original swaps.

All or a portion of the change in fair value of the interest rate swap agreements recorded in accumulated other comprehensive income may be recognized in earnings in certain situations. If Services extinguishes all of its variable rate debt, or a portion of its variable rate debt such that the outstanding notional amount of the swaps exceeds the outstanding notional amount of variable rate debt, all or a portion of the change in fair value of the swaps may be recognized in earnings. In addition, the change in fair value of the swaps may be recognized in earnings if the Company determines it is no longer probable that it will have future variable rate cash flows to hedge against. The Company has assessed the counterparty risk and determined that no substantial risk of default exists as of March 31, 2025, because the counterparty is a bank with a current credit rating at or above A, as determined by Moody’s Ratings, Standard & Poor’s Corporation and Fitch Ratings.

The swap agreements with the bank counterparty contain cross-default provisions whereby if Services were to default on certain indebtedness and that indebtedness were to be accelerated, it could result in the counterparty terminating the outstanding swap agreements with Services. Were such a termination to occur, the party that was in a liability position under the applicable swap at the time of such termination would be required to pay the value of the swap, as determined in accordance with the terms of the applicable swap agreement, to the other party. Services’ obligations to its swap counterparty are secured under the Credit Agreement and Services does not post any separate collateral to the bank counterparty to its interest rate swap agreements.

Balance Sheet Offsetting

Services is party to master netting arrangements, which are designed to reduce credit risk by permitting net settlement of transactions, with counterparties. For financial statement presentation purposes, the Company does not offset assets and liabilities under these arrangements.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3.  Derivatives, Continued:

The following table presents the Company’s derivative assets subject to an enforceable master netting arrangement as of March 31, 2025 and December 31, 2024.

	Gross Amount of Assets Presented in	Gross Amount Not Offset in the Condensed Consolidated Balance Sheets
(Millions)	the Condensed Consolidated Balance Sheets	Financial Instruments	Cash Collateral Received	Net Amount
March 31, 2025:
Interest rate swaps	$5.4	$(4.7)	$—	$0.7
December 31, 2024:
Interest rate swaps	$7.7	$(1.6)	$—	$6.1

Information pertaining to derivative liabilities was as follows:

	Gross Amount of Liabilities Presented in	Gross Amount Not Offset in the Condensed Consolidated Balance Sheets
Millions	the Condensed Consolidated Balance Sheets	Financial Instruments	Cash Collateral Received	Net Amount
March 31, 2025:
Interest rate swaps	$4.7	$(4.7)	$—	$—
December 31, 2024:
Interest rate swaps	$1.6	$(1.6)	$—	$—

4.  Fair Value Measurements:

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Authoritative guidance defines the following three tier hierarchy for assessing the inputs used in fair value measurements:

Level 1 - Quoted prices in active markets for identical assets or liabilities

Level 2 - Observable inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 - Unobservable inputs

The highest priority is given to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority is given to unobservable inputs (level 3 measurement). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires management judgment and may affect the determination of fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Financial instruments consist primarily of cash, cash equivalents, restricted cash, accounts receivable, accounts payable, interest rate swaps and long-term debt. With respect to the Company’s financial instruments, the carrying amount of cash, restricted cash, accounts receivable and accounts payable has been estimated by management to approximate fair value due to the relatively short period of time to maturity for those instruments. The fair value of cash equivalents, interest rate swaps and longterm debt is measured on a recurring basis.

Non-financial assets and liabilities, including property, plant and equipment, intangible assets and asset retirement obligations, are measured at fair value on a non-recurring basis. No event occurred during the three-month period ended March 31, 2025 requiring any non-financial asset and liability to be subsequently recognized at fair value.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Fair Value Measurements, Continued:

The fair value of cash equivalents, interest rate swaps and long-term debt was as follows:

(Millions)	March 31, 2025	December 31, 2024
Recorded at Fair Value in the Financial Statements:
Cash equivalents - Level 1 (a)	$233.0	$272.4
Interest rate swap assets - Level 2	$5.4	$7.7
Interest rate swap liabilities - Level 2	$4.7	$1.6
Not Recorded at Fair Value in the Financial Statements:
Long-term debt - Level 2 (b)	$2,741.0	$2,778.5

(a)	Cash equivalents are highly liquid, actively traded money market funds with next day access.

(b)	Recognized at carrying value of $2,729.2 million and $2,730.1 million, excluding unamortized debt issuance costs, at March 31, 2025 and December 31, 2024, respectively.

The fair value of interest rate swaps is determined based on the present value of expected future cash flows using the applicable observable, quoted swap rates (USD-SOFR) for the full term of the swaps and incorporating credit valuation adjustments to appropriately reflect both Services’ own non-performance risk and non-performance risk of the respective counterparties. As of March 31, 2025 and December 31, 2024, the adjustment to the fair value of the interest rate swaps to reflect non-performance risk was immaterial.

The fair value of the 2031 Notes was based on observed market prices in an inactive market, while the fair value of the 2024 Term Loan was based on current market interest rates applicable to the respective debt instrument.

During 2025, there were no assets or liabilities measured at fair value for purposes of the fair value hierarchy using significant unobservable inputs (level 3). There were no transfers within the fair value hierarchy during the three-month period ended March 31, 2025.

5. Revenues:

Revenues from contracts with customers are accounted for under Accounting Standards Codification (“ASC”) Topic 606 Revenues from Contracts with Customers (“ASC 606”) and are earned primarily through the provisioning of telecommunications and other services and through the sale of equipment to customers and contractors. Revenues are also earned from leasing arrangements, federal and state Universal Service Fund (“USF”) programs and other regulatory-related sources and activities.

Consumer service revenues are generated from the provisioning of broadband and voice services to consumers. Fiber subscriber consumer revenues consist of recurring products and services for fiber consumer broadband customers, which includes some cable customers with 1-Gigabyte per second (“Gbps”) service. All non-recurring revenues are included in digital subscriber line (“DSL”) subscriber and other revenues. Business service revenues are earned from providing managed communications services, integrated voice and data services, advanced data and traditional voice and long-distance services to large, mid-market and small business customers. Managed Services revenues consist of recurring software solutions and network connectivity products. Software solutions include Secure Access Service Edge (“SASE”), Unified Communications as a Service (“UCaaS”), OfficeSuite UC®, and associated network access products and services. SASE includes Software Defined Wide Area Network (“SD-WAN”) and Security Service Edge (“SSE”). Network connectivity products consist of dynamic Internet protocol, dedicated Internet access, multi-protocol label switching services, integrated voice and data, long distance and other managed services. Managed Services also include TDM voice and data services. Wholesale revenues include revenues from other communications services providers for special access circuits and fiber connections, voice and data transport services, and wireless backhaul services.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Revenues, Continued:

Service revenues also include switched access revenues, amounts received from the Rural Digital Opportunity Fund (“RDOF”), federal and state USF revenues, end user surcharges and revenues from providing other miscellaneous services.

Sales revenues include sales of various types of communications equipment and products to customers including selling network equipment to contractors on a wholesale basis. Managed Services product sales include high-end data and communications equipment which facilitate the delivery of advanced data and voice services to business customers. Sales revenues also include amounts recognized from sales-type leases for fiber where control of the fiber has transferred to the customer.

Accounts Receivable — Accounts receivable consist principally of amounts billed and currently due from customers and are generally unsecured and due within 30 days. The amounts due are stated at their net estimated realizable value. An allowance for credit losses is maintained to provide for the estimated amount of receivables that will not be collected. Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up our customer base. Due to varying customer billing cycle cut-offs, management must estimate service revenues earned but not yet billed at the end of each reporting period. Included in accounts receivable are unbilled revenues related to communication services and product sales of $20.6 million and $20.3 million at March 31, 2025 and December 31, 2024, respectively.

Accounts receivable consists of the following as of:

(Millions)	March 31, 2025	December 31, 2024
Accounts receivable	$335.0	$330.8
Less: Allowance for credit losses	(21.0)	(20.7)
Accounts receivable, net	$314.0	$310.1

Activity in the allowance for credit losses consisted of the following:

(Millions)
Balance as of December 31, 2024	$20.7
Provision for estimated credit losses	6.8
Write-offs, net of recovered accounts	(6.5)
Balance as of March 31, 2025	$21.0

Contract Balances — Contract assets include unbilled amounts, which result when revenue recognized exceeds the amount billed to the customer and the right to payment is not just subject to the passage of time. Contract assets principally consist of discounts and promotional credits given to customers. The current and noncurrent portions of contract assets are included in other current assets and other assets, respectively, in the accompanying condensed consolidated balance sheets.

Contract liabilities consist of services billed in excess of revenue recognized. The changes in contract liabilities are primarily related to customer activity associated with services billed in advance, the receipt of cash payments and the satisfaction of performance obligations. Amounts are classified as current or noncurrent based on the timing of when the Company expects to recognize revenue. The current portion of contract liabilities is included in advance payments while the noncurrent portion is included in other liabilities.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Revenues, Continued:

Contract assets and liabilities from contracts with customers were as follows at:

(Millions)	March 31, 2025	December 31, 2024
Contract assets (a)	$54.4	$57.9
Contract liabilities (b)	$186.3	$192.4

(a)	Included $30.2 million and $32.0 million in other current assets and $24.2 million and $25.9 million in other assets as of March 31, 2025 and December 31, 2024, respectively.

(b)	Included $116.9 million and $120.5 million in advance payments and $69.4 million and $71.9 million in other liabilities as of March 31, 2025 and December 31, 2024, respectively.

	Three Months Ended March 31,
(Millions)	2025	2024
Revenues recognized included in the opening contract liability balance	$94.6	$101.7

Remaining Performance Obligations — Remaining performance obligations represent services the Company is required to provide to customers under bundled or discounted arrangements, which are satisfied as services are provided over the contract term. Certain contracts provide customers the option to purchase additional services or usage-based services. The fees related to the additional services or usage-based services are recognized when the customer exercises the option, typically on a month-to-month basis. In determining the transaction price allocated, the Company does not include these non-recurring fees and estimates for usage, nor does it consider arrangements with an original expected duration of less than one year.

Remaining performance obligations reflect recurring charges billed, adjusted for discounts and promotional credits and revenue adjustments. At March 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.8 billion for contracts with original expected durations of more than one year remaining. The Company expects to recognize approximately 32 percent, 33 percent, and 20 percent of our remaining performance obligations as revenue during the remainder of 2024, 2025 and 2026, respectively, with the remaining balance thereafter.

Revenue by Category — Windstream disaggregates its revenues from contracts with customers based on the business segment and class of customer to which products and services are provided because management believes that doing so best depicts the nature, amount and timing of the Company’s revenue recognition. As further discussed in Note 10, effective January 1, 2025, we completed certain changes to our previous business segment structure to improve the alignment of customers and service offerings within our ILEC and CLEC markets. Prior period revenue by category information has been recast to conform with the current year presentation.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Revenues, Continued:

Revenues disaggregated by category were as follows:

	Three Months Ended March 31, 2025
(Millions)	Kinetic	Managed Services	Wholesale	Total
Category:
Consumer:
Fiber subscriber	$102.9	$—	$—	$102.9
DSL subscriber and other	174.8	—	—	174.8
Managed Services:
Managed Services	—	209.8	—	209.8
TDM	—	20.6	—	20.6
Business services	106.6	—	—	106.6
Switched access	3.2	—	—	3.2
Wholesale	—	—	174.4	174.4
Total service revenues accounted for under ASC 606	387.5	230.4	174.4	792.3
Sales revenues	9.6	0.2	—	9.8
Total revenues and sales accounted for under ASC 606	397.1	230.6	174.4	802.1
Other revenues (a)	68.2	9.1	10.4	87.7
Total revenues and sales	$465.3	$239.7	$184.8	$889.8

	Three Months Ended March 31, 2024
(Millions)	Kinetic	Managed Services	Wholesale	Total
Category:
Consumer:
Fiber subscriber	$85.6	$—	$—	$85.6
DSL subscriber and other	208.6	—	—	208.6
Managed Services:
Managed Services	—	238.4	—	238.4
TDM	—	32.6	—	32.6
Business services	120.6	—	—	120.6
Switched access	4.3	—	—	4.3
Wholesale	—	—	188.7	188.7
Total service revenues accounted for under ASC 606	419.1	271.0	188.7	878.8
Sales revenues	7.6	0.3	16.0	23.9
Total revenues and sales accounted for under ASC 606	426.7	271.3	204.7	902.7
Other revenues (a)	72.0	12.3	13.6	97.9
Total revenues and sales	$498.7	$283.6	$218.3	$1,000.6

(a)	Other service revenues primarily consist of operating lease income (excluded from Consumer, Managed Services and Wholesale), end user surcharges, funding from the RDOF and state USF.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.  Revenues, Continued:

Deferred Contract Acquisition and Fulfillment Costs — Direct incremental costs to acquire a contract, consisting of sales commissions and direct incremental costs to fulfill a contract consisting of labor and materials consumed for activities associated with the provision, installation and activation of services, including costs to implement customized solutions, are deferred and recognized in operating expenses using a portfolio approach over the estimated life of the customer, which ranges from 36 to 48 months. Determining the amount of costs to fulfill a contract requires management judgment. In determining costs to fulfill, consideration is given to periodic time studies, management estimates and statistics from internal information systems.

Deferred contract acquisition and fulfillment costs are classified as current or noncurrent based on the timing of when the Company expects to recognize the expense. The current and noncurrent portions of deferred contract acquisition and fulfillment costs are included in prepaid expenses and other assets, respectively, in the accompanying condensed consolidated balance sheets. Amortization of deferred contract acquisition costs and amortization of deferred fulfillment costs are included in selling, general and administrative expenses and costs of services, respectively, in the accompanying condensed consolidated statements of operations.

The following table presents the deferred contract acquisition and fulfillment costs included on our condensed consolidated balance sheets:

(Millions)	March 31, 2025	December 31, 2024
Deferred Contract Acquisition Costs:
Prepaid expenses	$38.9	$41.6
Other assets	33.4	33.3
Total deferred contract acquisition costs	$72.3	$74.9
Deferred Contract Fulfillment Costs:
Prepaid expenses	$14.7	$13.9
Other assets	13.0	13.2
Total deferred contract fulfillment costs	$27.7	$27.1

Amortization of deferred contract acquisition costs was $13.4 million and $16.9 million for the three-month periods ended March 31, 2025 and 2024, respectively. Amortization of deferred contract fulfillment costs was $4.4 million and $4.8 million for the three-month periods ended March 31, 2025 and 2024, respectively.

6.  Employee Benefit Plans:

The Company maintains a non-contributory qualified defined benefit pension plan. Future benefit accruals for all eligible non-bargaining employees covered by the pension plan have ceased. The components of pension income were as follows:

	Three Months Ended March 31,
(Millions)	2025	2024
Benefits earned during the period (a)	$0.4	$0.4
Interest cost on benefit obligation (b)	7.5	7.3
Expected return on plan assets (b)	(7.9)	(7.8)
Net periodic pension income	$—	$(0.1)

(a)	Included in cost of services and selling, general and administrative expense.

(b)	Included in other income, net.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.  Employee Benefit Plans, Continued:

On March 24, 2025, the Company made in cash a voluntary contribution to the qualified pension plan of $21.0 million that was allocated to the 2024 plan year. The Company’s annual minimum funding requirements to the qualified pension plan for the 2025 plan year total $18.0 million, of which $13.5 million will be contributed in 2025 and the remaining $4.5 million will be contributed in January 2026. On April 15, 2025, the Company made in cash its required quarterly employer contribution for the 2025 plan year of $4.5 million. The amount and timing of future contributions to the pension plan are dependent upon a myriad of factors including future investment performance, changes in future discount rates and changes in the demographics of the population participating in the plan.

The Company also sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all salaried employees and certain bargaining unit employees. Participating employees receive employer matching contributions up to a maximum of 4.0 percent of employee pre-tax contributions to the plan for employees contributing up to 5.0 percent of their eligible pre-tax compensation. The employer matching contribution is calculated and funded in cash to the plan each pay period with an annual true-up to be made as soon as administratively possible after the end of the year. Contributions to the plan during the first quarter of 2025 were $7.2 million and included the annual 2024 true-up contribution. Comparatively, contributions to the plan during the first quarter of 2024 were $8.2 million and included the annual 2023 true-up contribution.

Excluding amounts capitalized, expense attributable to the employer matching contribution under the plan recorded for the three-month periods ended March 31, 2025 and 2024, were $7.0 million and $7.5 million, respectively. Expense related to the employee savings plan is included in cost of services and selling, general and administrative expenses in the condensed consolidated statements of operations.

7.  Equity-Based Compensation Plan:

Under the 2020 Management Incentive Plan (“MIP”), the Company was authorized to issue up to a maximum of 10.0 million of equity-based awards in the form of restricted common units or options to certain directors, officers, executives and other key management employees. Awards granted under the MIP included time-based restricted common units, performance-based options and performance-based restricted common units. No new awards were granted under the MIP in 2024. On May 2, 2024, the Board of Managers (the “Board”) terminated the MIP with respect to the granting of any new equity awards. In conjunction with this action, participants in the MIP currently employed by the Company and current members of the Board agreed to settle all issued and outstanding time-based restricted units for cash consideration of $13 per unit payable on or about May 2, 2025, or upon consummation of the merger with Uniti, whichever is earlier (see Note 11 for further discussion of our pending merger with Uniti and Note 13 for discussion of the cash settlement on May 2, 2025 of the vested time-based restricted common units). As of May 2, 2024, there were 1,500,306 time-based restricted units outstanding held by current management employees and Board members. Participants in the MIP currently employed by the Company also agreed to forfeit all performance-based restricted units and performance-based options previously granted to them in exchange for other cash consideration payable upon consummation of the merger with Uniti. As a result, 345,469 performance-based units and 1,151,572 performance-based options were cancelled. Additionally, the termination of the MIP also accelerated the vesting by shortening the remaining service period for 87,500 time-based restricted units to May 2, 2025.

The changes to the issued and outstanding time-based restricted units due to the termination of the MIP were accounted for as a modification of the original awards and a change in their classification from equity to liability awards because the awards will now be settled in cash in lieu of common units. As of the modification date, the fair value for all unvested and vested unsettled time-based restricted units was remeasured based on the $13 cash consideration per unit. No incremental compensation expense resulted from the remeasurement of the modified awards, nor did the modifications change the expectation that the unvested time-based restricted units would ultimately vest. Due to the change in classification of the awards, $15.6 million was reclassified from additional paid in capital to other current liabilities, representing the modified fair value of the pro rata portion of the requisite service period completed by former participants in the MIP currently employed by the Company and current members of the Board. Amounts remaining in additional paid in capital as of March 31, 2025, represent compensation expense previously recognized for time-based restricted units that had vested and were settled in common units.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. Equity-Based Compensation Plan, Continued:

Time-based restricted unit activity was as follows for the period from January 1, 2025 through March 31, 2025:

	(Thousands) Number of Units	Weighted Average Fair Value Per Unit
Non-vested as of December 31, 2024	175.0	$13.15
Vested	(43.7)	$13.15
Non-vested as of March 31, 2025	131.3	$13.15

As of March 31, 2025, unrecognized compensation expense for the non-vested time-based restricted units totaled $0.3 million and will be recognized as an increase to the liability on a straight-line basis over a weighted average period of 0.1 years. Compensation expense recognized for the time-based restricted units was $0.7 million and $1.4 million for the three-month periods ended March 31, 2025 and 2024, respectively.

As of March 31, 2025, there were 1,200,246 vested time-based restricted common units settled and 1,369,056 vested time-based restricted common units not yet settled. As noted above, vested units for employees will be settled for cash consideration of $13 per unit payable on or about May 2, 2025, or upon consummation of the merger with Uniti, whichever is earlier.

Options and Performance Units — As of March 31, 2025, there were 2.5 million unvested performance-based options and 0.7 million unvested performance-based restricted common units held by former management employees of the Company that had been granted under the MIP. Under the terms of the grant awards, the options and restricted common units are subject to both time and performance vesting conditions. The awards time vested ratably from the date of grant through September 21, 2024. The percentage of the award vested is dependent upon the increase in equity value subsequent to emergence measured upon a change in control or liquidity event. The options include an exercise price of $12.50 and the maximum term for each option granted is 10 years.

A summary of non-vested performance-based options and performance-based restricted common units held by former management employees of the Company was as follows:

	Stock Options		Performance Units
	(Thousands) Number of Units	Weighted Average Fair Value Per Unit	(Thousands) Number of Units	Weighted Average Fair Value Per Unit
Non-vested as of December 31, 2024	2,538.6	$4.37	761.6	$6.13
Forfeited	(70.5)	$4.41	(21.2)	$6.15
Non-vested as of March 31, 2025	2,468.1	$4.37	740.4	$6.13

Because the vesting of the options and performance units are subject to both a service and performance condition, no compensation expense is recognized related to these awards until it is probable that a change in control or liquidity event will occur. At such time, the cost of the options and performance units based on the grant-date fair value will be recognized immediately as compensation expense. As of March 31, 2025, total unrecognized compensation expense for non-vested options and performance units was $10.8 million and $4.5 million, respectively, and was equal to the aggregate grant date fair value of the unvested awards.

For participants in the MIP formerly employed by the Company, the performance conditions of the options and performance units will be measured as of the closing date of the Merger. As of March 31, 2025, there were 601,838 common units held by former management employees of the Company.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. Accumulated Other Comprehensive Income:

Accumulated other comprehensive income balances, net of tax, were as follows:

(Millions)	March 31, 2025	December 31, 2024
Postretirement plan	$8.6	$8.8
Unrealized net holding gains on interest rate swaps:
Designated portion	0.1	2.9
De-designated portion	1.0	2.1
Accumulated other comprehensive income	$9.7	$13.8

Changes in accumulated other comprehensive income balances, net of tax, were as follows:

(Millions)	Unrealized Net Holding Gains on Interest Rate Swaps	Postretirement Plan	Total
Balance as of December 31, 2024	$5.0	$8.8	$13.8
Other comprehensive loss before reclassifications	(2.1)	—	(2.1)
Amounts reclassified from accumulated other comprehensive income (see table below)	(1.8)	(0.2)	(2.0)
Balance as of March 31, 2025	$1.1	$8.6	$9.7

Reclassifications out of accumulated other comprehensive income were as follows:

	(Millions) Amount Reclassified from Accumulated Other Comprehensive Income
Details about Accumulated Other Comprehensive Income	Three Months Ended March 31,		Affected Line Item in the Condensed Consolidated
Components	2025	2024	Statements of Operations
Designated interest rate swaps:
Recognition of net unrealized gains	$(1.0)	$(1.7)	Interest expense
De-designated interest rate swaps:
Amortization of net unrealized gains	(1.4)	(1.9)	Interest expense
	(2.4)	(3.6)	(Loss) income before income taxes
	0.6	0.9	Income tax expense
	(1.8)	(2.7)	Net (loss) income
Postretirement plan:
Amortization of net actuarial gains	(0.2)	(0.2)	Other income, net
Amortization of prior service credits	(0.2)	(0.2)	Other income, net
	(0.4)	(0.4)	(Loss) income before income taxes
	0.2	0.1	Income tax expense
	(0.2)	(0.3)	Net (loss) income
Total reclassifications for the period, net of tax	$(2.0)	$(3.0)	Net (loss) income

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. (Loss) Earnings Per Unit:

The Company computes basic (loss) earnings per unit by dividing net (loss) income applicable to common units by the weighted average number of common units outstanding during each period. Prior to the termination of the MIP on May 2, 2024, previously discussed in Note 7, vested unsettled time-based restricted units included a non-forfeitable right to receive dividend equivalent distributions on a one-to-one per unit ratio to common units and therefore were considered participating securities and were included in the computation of (loss) earnings per unit pursuant to the two-class method. Calculations of (loss) earnings per unit under the two-class method exclude from the numerator any dividends paid or owed to participating securities and any undistributed earnings considered to be attributable to participating securities. The related participating securities are similarly excluded from the denominator.

Diluted (loss) earnings per unit is computed by dividing net (loss) income applicable to common units by the weighted average number of common units and include the effect of potentially dilutive securities. Prior to the termination of the MIP, potentially dilutive securities included incremental shares issuable upon vesting of time-based restricted common units. Unvested time-based restricted common units were included in the computation of dilutive (loss) earnings per unit using the treasury stock method. Dilutive (loss) earnings per unit excludes all potentially dilutive securities if their effect is anti-dilutive.

The Company has also issued performance-based options and performance-based restricted common units as part of its equity-based compensation plan. For these performance-based awards, the right to receive dividend equivalent distributions is forfeited if the awards do not vest and therefore are considered non-participating securities under the two-class method until the performance conditions have been satisfied. Because vesting of these performance-based awards is conditioned upon the occurrence of a change in control or liquidity event, they are excluded in the computation of diluted (loss) earnings per unit until it is probable that a change in control or liquidity event will occur.

A reconciliation of net (loss) income and number of units used in computing basic and diluted (loss) earnings per unit was as follows:

	Three Months Ended March 31,
(Millions, except per unit amounts)	2025	2024
Basic and diluted (loss) earnings per unit:
Numerator:
Net (loss) income	$(16.8)	$59.7
Income applicable to participating securities	—	(0.7)
Net (loss) income attributable to common units	$(16.8)	$59.0
Denominator:
Basic and diluted units outstanding
Weighted average common units outstanding	90.6	90.6
Weighted average basic units outstanding	90.6	90.6
Effect of unvested time-based restricted common units	—	0.2
Weighted average diluted units outstanding	90.6	90.8
Basic and diluted (loss) earnings per unit:
Net (loss) income	$(0.19)	$0.65

The effect of unvested time-based restricted common units for the three-month period ended March 31, 2025 has been excluded from the computation of diluted shares because their inclusion would have an anti-dilutive effect due to the reported net loss in that period. There were 0.1 million unvested time-based restricted common units outstanding as of March 31, 2025.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Business Segments:

The Company’s segments are determined based on the current organizational and management structure in place and the internal financial information regularly reviewed and used by the chief operating decision maker (“CODM”) for making operating decisions and assessing performance. Our Chief Executive Officer, as CODM, uses direct margin, which is computed as segment revenues and sales less segment expenses, to evaluate performance and allocate operating and capital resources, primarily in the annual budgeting and forecasting process and to establish performance targets for purposes of management incentive compensation. For each segment, our CODM reviews monthly sequential changes in direct margin and compares actual monthly direct margin to forecasted monthly and year-to-date financial information.

Effective January 1, 2025, we completed certain changes to our previous business segment structure to improve the alignment of customers and service offerings within our ILEC markets in which we provide services over network facilities operated by us and our CLEC markets in which we provide services over network facilities primarily leased from other carriers. The significant changes to our previous segment structure included: (1) shifting certain business customers and related revenues and expenses to the Kinetic segment from the former Enterprise segment, which we renamed for segment reporting purposes, to Managed Services; (2) shifting switched access and certain software revenues from Wholesale to Kinetic and Managed Services, respectively; and (3) allocating certain shared expenses, primarily customer operations costs, to Managed Services. Prior period segment information has been recast to reflect these changes for all periods presented.

For financial reporting purposes, our operating and reportable segments consist of:

Kinetic — We manage as one business our residential and business operations in ILEC markets due to the similarities with respect to service offerings and marketing strategies. Residential customers can bundle voice, high-speed Internet and video services, to provide one convenient billing solution and receive bundle discounts. We offer a wide range of advanced Internet services, local and long-distance voice services, integrated voice and data services, and web conferencing products to our business customers. These services are equipped to deliver high-speed Internet with competitive speeds, value added services to enhance business productivity and options to bundle services to meet our business customer needs. Products and services offered to business customers also include managed cloud communications and security services.

Kinetic service revenues also include revenue from federal and state USF programs, amounts received from RDOF, and certain surcharges assessed to our customers, including billings for our required contributions to federal and state USF programs. Sales revenues include sales of various types of communications equipment and products to customers, including selling network equipment to contractors on a wholesale basis.

Managed Services — We manage as one business our mid-market and large business customers located within our CLEC markets. Products and services consist of software solutions and network connectivity offerings. Software solutions include SASE, UCaaS, OfficeSuite UC®, SD-WAN and associated network access products and services. Network connectivity offerings consist of dynamic Internet protocol, dedicated Internet access, multi-protocol label switching services, integrated voice and data, long distance and other managed services, and certain surcharges assessed to customers. Managed Services also include TDM voice and data services. Product sales include high-end data and communications equipment which facilitate the delivery of advanced data and voice services to business customers.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Business Segments, Continued:

Wholesale — Our wholesale operations are focused on providing network bandwidth to other telecommunications carriers, network operators, governmental entities, content providers, and large cloud computing and storage service providers. These services include network transport services to end users, Ethernet and Wave transport of up to 400 Gbps, and dark fiber and colocation services. Wholesale services also include fiber-to-the-tower connections to support the wireless backhaul market. In addition, we offer voice and data carrier services to other communications providers and to larger-scale purchasers of network capacity. Wholesale fiber sales revenues represent amounts recognized from sales-type leases for fiber where control of the fiber has transferred to the customer.

Segment revenues are based upon each customer’s classification to an individual segment and include all services provided to that customer. There are no differences between total segment revenues and sales and total consolidated revenues and sales. Segment expenses include certain direct expenses incurred in providing services and products to segment customers and selling, general and administrative expenses that are directly associated with specific segment customers or activities. These direct expenses include customer specific access costs, cost of sales, field operations, service delivery, sales and marketing, product development, licensing fees, provision for estimated credit losses, and compensation and benefit costs for employees directly assigned to the segments.

Our network operations and operational support functions are managed centrally and are not monitored by or reported to the CODM at a segment level. Accordingly, these shared operating expenses are not assigned to the segments and primarily consist of costs incurred related to network access and facilities, network operations, engineering, and customer support. Costs related to centrally-managed administrative functions, including information technology, accounting and finance, legal, human resources and other corporate management activities are not monitored by or reported to the CODM by segment. We also do not assign to the segments depreciation and amortization expense, straight-line expense under the master lease agreements with Uniti, net gain on asset retirements and dispositions, gain on sale of operating assets or merger expenses, because these items are not monitored by or reported to the CODM at a segment level.

Interest expense has also been excluded from segment operating results because we manage our financing activities on a total company basis and have not assigned any debt or finance lease obligations to the segments. Other income, net, and income tax expense are not monitored as a part of our segment operations and, therefore, these items also have been excluded from our segment operating results.

Capital expenditures for network enhancements and information technology-related projects benefiting Windstream as a whole are not assigned to the segments and are presented as corporate/shared capital expenditures. Asset information by segment is not monitored or reported to the CODM and therefore has not been presented. Substantially all of our customers, operations and assets are located in the U.S., and we do not have any single customer that provides more than 10 percent of our total consolidated revenues and sales.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Business Segments, Continued:

The following table summarizes our segment results:

	Three Months Ended March 31,
(Millions)	2025	2024
Kinetic:
Service revenues	$455.7	$491.1
Sales revenues	9.6	7.6
Total revenues and sales	465.3	498.7
Compensation expenses	(87.8)	(93.2)
Non-compensation managed expenses (a)	(51.4)	(50.0)
Revenue-driven costs (b)	(38.8)	(40.0)
Other segment expenses	(4.1)	(5.7)
Direct margin	$283.2	$309.8
Managed Services:
Service revenues	$239.5	$283.3
Sales revenues	0.2	0.3
Total revenues and sales	239.7	283.6
Compensation expenses	(15.6)	(25.2)
Non-compensation managed expenses (c)	(1.8)	(1.4)
Revenue-driven costs (d)	(33.8)	(40.9)
Customer access (e)	(50.4)	(62.5)
Direct margin	$138.1	$153.6
Wholesale:
Service revenues	$184.8	$202.3
Sales revenues	—	16.0
Total revenues and sales	184.8	218.3
Segment expenses (f)	(15.3)	(29.6)
Direct margin	$169.5	$188.7
Total segment service revenues	$880.0	$976.7
Total segment sales revenues	9.8	23.9
Total segment revenues and sales	889.8	1,000.6
Total segment expenses	(299.0)	(348.5)
Total segment direct margin	$590.8	$652.1

(a)	Includes advertising, contract services and fees, fleet-related expenses (e.g., leasing costs, fuel, maintenance and repair costs), and employee-related travel costs.

(b)	Includes federal and state USF fees, provision for credit losses, equipment-related shipping and refurbishment costs, and cost of sales.

(c)	Includes advertising, contract services and fees, and employee-related travel costs.

(d)	Includes federal and state USF fees, provision for credit losses, third-party commissions, staff augmentation for professional services, product licensing fees, and cost of sales.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Business Segments, Continued:

(e)	Customer access expense represents the portion of interconnect costs directly assigned to the segment.

(f)	No disaggregated expense information is regularly provided or reviewed by the CODM for this segment. These expenses primarily consist of salaries and wages, commissions, benefits and taxes, advertising, contract services and fees, travel, cost of fiber sales, federal USF fees, and customer access expense.

Capital expenditures by segment were as follows:

	Three Months Ended March 31,
(Millions)	2025	2024
Kinetic	$148.0	$130.2
Managed Services	8.1	16.2
Wholesale	20.9	32.5
Corporate/Shared (a)	50.7	67.0
Total	$227.7	$245.9

(a)	Represents capital expenditures not directly assigned to the segments and primarily consist of capital outlays for network enhancements and information technology-related projects benefiting Windstream as a whole.

The following table reconciles segment direct margin to consolidated net (loss) income:

	Three Months Ended March 31,
(Millions)	2025	2024
Total segment direct margin	$590.8	$652.1
Depreciation and amortization	(186.7)	(207.7)
Straight-line expense under contractual arrangement with Uniti	(177.0)	(172.3)
Net gain on asset retirements and dispositions	28.6	21.7
Gain on sale of operating assets	25.8	103.2
Merger expenses	(3.2)	(4.7)
Unassigned shared operating expenses (a)	(238.7)	(259.2)
Other income, net	4.0	0.7
Interest expense	(58.2)	(53.6)
Income tax expense	(2.2)	(20.5)
Net (loss) income	$(16.8)	$59.7

(a)	Represents operating expenses not assigned to the segments primarily consisting of expenses related to network access and facilities, network operations, engineering, and customer support, as well as expenses related to centrally-managed administrative functions, including information technology, accounting and finance, legal, human resources, and other corporate management activities.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Pending Merger:

On May 3, 2024, Windstream entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uniti, providing for a combination of the Company and Uniti. In anticipation of the merger, Windstream formed new wholly owned subsidiaries of Holdings: New Windstream, LLC (“New Windstream”) and New Windstream Holdings II, LLC (“New Windstream Holdings II”), each a Delaware limited liability company, and Windstream Parent, Inc., a Delaware corporation. As further discussed in Note 13, on April 23, 2025, in anticipation of Closing, Windstream completed an internal reorganization (the “Pre-Closing Windstream Reorganization”), with Holdings merging with and into New Windstream Holdings II, with New Windstream Holdings II as the surviving entity of the merger and an indirect subsidiary of New Windstream. At Closing, Windstream Parent, Inc. (“New Uniti”), currently a direct subsidiary of New Windstream, will become the ultimate parent of New Windstream Holdings II (as successor to Holdings). Also on the date of Closing, an entity to be formed prior to the Closing date and an indirect wholly owned subsidiary of New Uniti identified as “Merger Sub” in the Merger Agreement will merge with and into Uniti (the “Merger”), with Uniti surviving the Merger as an indirect wholly owned subsidiary of New Uniti, such that both New Windstream Holdings II (as successor to Holdings) and Uniti will be indirect wholly owned subsidiaries of New Uniti. Windstream’s Board of Managers has unanimously approved the Merger Agreement.

Upon consummation of the Merger, New Uniti will become an integrated telecommunications company. The common stock of New Uniti (“New Uniti Common Stock”) is expected to be listed on the Nasdaq. If New Uniti elects to complete the Post-Closing Reorganization (as defined in Note 2), each of Windstream’s and Uniti’s debt will be combined into a single silo capital structure with a common parent entity. If New Uniti does not complete the Post-Closing Reorganization, the legacy Uniti and Windstream organizational structures and existing indebtedness of each company will remain separate with no cross-guarantees, and we anticipate that the existing agreements and arrangements presently in effect between Uniti and Windstream will remain in place, such as our master lease agreements with Uniti and the settlement agreement with Uniti, which requires Uniti to fund periodic settlement payments and reimburse Windstream for certain GCIs.

At the closing of the Merger, Uniti and Windstream equityholders are expected to hold approximately 62 percent and 38 percent, respectively, of New Uniti before giving effect to the conversion of any outstanding convertible securities or the issuance of warrants to purchase New Uniti Common Stock referenced below. In addition, at the closing of the Merger, Uniti will fund an aggregate cash payment of $425 million (less certain transaction expenses) that will be distributed to Windstream equityholders on a pro-rata basis. Windstream equityholders will also be entitled to pro rata distributions of (i) new shares of non-voting preferred stock of New Uniti with a dividend rate of 11 percent per year for the first six years, subject to an additional 0.5 percent per year during each of the seventh and eighth year after the initial issuance and further increased by an additional 1 percent per year during each subsequent year, subject to a cap of 16 percent per year and with an aggregate liquidation preference of $575 million, and (ii) warrants to purchase New Uniti Common Stock, with an exercise price of $0.01 per share, subject to customary adjustments, representing in the aggregate approximately 6.9 percent of the pro forma share total of New Uniti.

Uniti and Windstream have each made customary representations and warranties and covenants in the Merger Agreement, including covenants, subject to certain exceptions, to use reasonable best efforts to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger (the “Interim Period”). Uniti and Windstream have each agreed to use its respective reasonable best efforts to cause the transactions contemplated by the Merger Agreement to be consummated as soon as practicable, including in connection with obtaining all approvals required to be obtained from any governmental authority or third party that are necessary, proper or advisable to consummate such transactions.

The Merger is subject to customary closing conditions, including, among others, approval by Uniti’s stockholders which occurred at a shareholder meeting on April 2, 2025, and receipt of required regulatory approvals, all of which have been received except receipt of approval from the Federal Communications Commission (“FCC”) and receipt of approvals from two state public utility commissions. Windstream currently expects the Merger to close in mid-2025.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Pending Merger, Continued:

The Merger Agreement contains certain customary termination rights for each of Uniti and Windstream, including if the Merger has not been consummated on or before November 3, 2025, subject to certain extensions through no later than May 3, 2026. If the Merger Agreement is terminated, Uniti will be obligated to pay Windstream (i) out-of-pocket third-party expenses incurred in connection with the Merger, not to exceed $25 million, if the Merger Agreement was terminated because Uniti Stockholder Approval was not obtained, (ii) a termination fee of $55 million under specified circumstances, including termination following Uniti accepting a Superior Proposal or Windstream receiving an Adverse Recommendation Change (each as defined in the Merger Agreement) and (iii) a termination fee of $75 million under specified circumstances, including if the Merger Agreement is terminated by Windstream due to Uniti’s failure to obtain sufficient financing or Uniti’s uncured breach of certain related representations and covenants, in circumstances where the termination fee in (ii) is not due.

12.    Commitments and Contingencies:

Bankruptcy-Related Litigation

Windstream Holdings, LLC (“Old Holdings”), its directors, and certain of its executive officers are the subject of two shareholder-related lawsuits arising out of the merger with EarthLink Holdings Corp. in February 2017. Both complaints allege securities law violations and breaches of fiduciary duties related to the disclosures in the joint proxy statement/prospectus soliciting shareholder approval of the merger, which the plaintiffs allege were inadequate and misleading. The federal plaintiffs’ proof of claim was resolved on the bankruptcy docket in September 2021. Pursuant to the Company’s Plan of Reorganization, plaintiffs are limited to a recovery to the extent of any available insurance proceeds. The state plaintiff failed to submit a proof of claim and in light of the Company’s emergence from bankruptcy, Windstream believes the state case should be discharged, but the plaintiff is challenging the discharge. To the extent the state court case proceeds, applicable law provides that the plaintiff’s recovery is limited to available insurance proceeds.

In the first lawsuit, (the “Federal Case”), the federal plaintiffs’ proof of claim was resolved on the bankruptcy docket in September 2021. Pursuant to the Company’s Plan of Reorganization, the plaintiffs’ recovery is limited to the extent of any available insurance proceeds.

On May 6, 2024, the parties in the Federal Case agreed to a settlement that was approved by the presiding judge on February 6, 2025, at the scheduled fairness hearing, after no objections being filed. The deadline to appeal this final order expired April 9, 2025. Windstream’s directors’ and officers’ insurance carriers are providing full coverage for the settlement, if approved, as the Company has paid all applicable deductibles.

Key elements of the settlement include:

•	The lead plaintiff concedes that none of the defendants are making any concession of liability or wrongdoing, and the defendants concede that lead plaintiff makes no concession regarding lack of merit.

•	The parties agree that the settlement releases any and all shareholder claims related to the subject matter of the lawsuit against the Company and the defendants, and the claims are fully discharged.

•	Upon approval by the court, the Company’s insurance carriers, on behalf of the defendants, will place in escrow the settlement amount of $85 million for distribution to class members.

•	A Claims Administrator will be appointed by the court and, under supervision of the Court, shall provide notice of the settlement to class members and oversee the distribution of the settlement fund.

The second lawsuit, pending in state court in Georgia (the “State Case”), was stayed in 2019. The state plaintiff failed to submit a proof of claim and in light of the Company’s emergence from bankruptcy. Final approval of the settlement of the Federal Case now bars class members, including plaintiffs in the State Case, from commencing or prosecuting any of the released claims against the defendants, including the claims asserted in the State Case. Thus, Windstream filed a motion to dismiss the State Case which was granted on April 17, 2025, after no response from the plaintiff was submitted. The deadline to file an appeal is May 17, 2025.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.  Commitments and Contingencies, Continued:

As of March 31, 2025, the Company recorded a liability for the agreed upon settlement amount of $85 million and a loss recovery insurance receivable of $85 million for insurance proceeds deemed probable of recovery, which are included in other current liabilities and other current assets, respectively, in the consolidated balance sheet.

Other Matters

The Company is currently involved in certain legal proceedings arising in the ordinary course of business and, as required, have accrued an estimate of the probable costs for the resolution of those claims for which the occurrence of loss is probable and the amount can be reasonably estimated. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any specific period could be materially affected by changes in its assumptions or the effectiveness of its strategies related to these proceedings. Additionally, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any specific claim or proceeding would not have a material adverse effect on the Company’s financial condition, results of operations or cash flows. Legal expenses associated with loss contingencies are expensed as incurred.

13.    Subsequent Events:

The Company evaluated subsequent events and transactions for possible recognition or disclosure in these financial statements through May 2, 2025, the date these financial statements were available to be issued. No additional disclosures are required other than those matters that have been reflected within these consolidated financial statements.

Settlement Payment from Uniti — On April 7, 2025, the Company received from Uniti the second quarterly cash installment payment of $24.5 million payable to Windstream in 2025, pursuant to the amended master lease agreements.

Pension Plan Contribution — On April 15, 2025, the Company made in cash its first required quarterly employer contribution to the qualified pension plan for the 2025 plan year of $4.5 million.

Completion of Pre-Closing Windstream Reorganization — In furtherance of the Pre-Closing Windstream Reorganization, New Windstream Holdings II was formed on April 7, 2025. On April 23, 2025, in anticipation of Closing, Windstream completed the Pre-Closing Windstream Reorganization, with Holdings merging with and into New Windstream Holdings II, with New Windstream Holdings II as the surviving entity of the merger and an indirect subsidiary of New Windstream. In connection with this merger, Windstream equityholders received common units of New Windstream (“New Windstream Units”) and warrants exchangeable for common units of New Windstream (“New Windstream Warrants”), and New Windstream Holdings II (as successor to Holdings) was automatically released from, and New Windstream was joined to, the Merger Agreement. Additionally, New Windstream Holdings II succeeded to Holdings’ obligation as guarantor and as “Holdings” under the Windstream Revolver, and New Windstream assumed any outstanding awards under the MIP. New Windstream will elect to be treated as a corporation for U.S. federal income tax purposes within the required 75-day timeframe post-New Windstream Holdings II formation.

Completion of Rights Offering and Tender Offer — On September 26, 2024, Windstream commenced a rights offering (the “Windstream Rights Offering”) pursuant to which all Windstream equityholders were offered the right to purchase pre-funded warrants of Windstream (the “Rights Offering Warrants”). The Rights Offering Warrants have substantially the same terms as the outstanding units of Windstream (including a right of first refusal and transfer restrictions).

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. Subsequent Events, Continued:

Concurrently with the commencement of the Windstream Rights Offering, Windstream launched a tender offer (the “Windstream Tender Offer”) pursuant to which Windstream offered to purchase all outstanding units of Windstream from Windstream equityholders.

On April 8, 2025, Windstream completed the Windstream Rights Offering and Windstream Tender Offer. The proceeds from the Windstream Rights Offering were used to fund the Windstream Tender Offer. Immediately following the completion of the Windstream Rights Offering and Windstream Tender Offer, there were 65,733,236 common units and 24,971,924 Rights Offering Warrants outstanding, including 12,328,956 Rights Offering Warrants issued in exchange for common units to our largest holder concurrent with the completion of the Windstream Rights Offering.

Settlement of Vested Time-Based Restricted Common Units — As previously discussed in Note 7, on May 2, 2025, the Company settled for cash consideration of $13 per unit all vested time-based restricted common units held by current management employees and Board members. As a result, the Company settled 1,500,306 vested time-based restricted common units for total consideration of $19.5 million, using available cash on hand.